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Comment          Page[s]             Explanation
Number
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1        .       1                   Registration statement number revised
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2        .                           Page numbers match to hard copy of marked
                                     version sent under separate cover
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3        .       3                   Revised language included
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4        .       6, 24               Affiliation disclosed
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5        .       7                   Language revised
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6        .       8                   New summary risk factor section included
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7        .       9                   Language eliminated from summary and
                                     revised in risk factors
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8        .       9                   Language eliminated
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9        .       9                   Sentences deleted
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10       .       11, 14              Cross references added.
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11       .       14                  Language revised
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12       .       25                  Duplicate language removed
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13       .       26                  Price added
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14       .                           We have removed the unaudited balance sheet
                                     as of September 30, 2004.
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15       .                           We have labeled the statement of operations
                                     from inception (April 16, 2002) as
                                     unaudited.
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16       .                           We have clarified our disclosure of how we
                                     account for our working interests in the notes to the unaudited financial statements.
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